December 21, 2010
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Mr. Amit Pande Accounting Branch Chief

Re:	Hawthorn Bancshares, Inc.
Form 10-K for the Fiscal Year Ended December 31,
2009, Filed March 15, 2010
Forms 10-Q for Fiscal Quarters Ended March 31, 2010,
June 30, 2010 and September 30, 2010
SEC File No. 000-23636
Dear Mr. Pande:
          We are writing in response to your letter dated November 22, 2010, with respect to the above-referenced reports filed by Hawthorn Bancshares, Inc. (the “Company”). Our numbered responses to your comments correspond to the numbered comments in your letter.
          In responding to your comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in our filing with the Commission;

•	staff comments or changes to disclosure in our filing made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Hawthorn Bancshares | 300 S.W. Longview Blvd. | Lee’s Summit, MO 64081-2101 | T 816.268.6318 | F 816.268.6318 | NASDAQ:HWBK

Comments
Comment 1	We note your disclosure on page 34 and in your Form 10-Q for the period ended September 30, 2010 related to the three components of your allowance for loan losses. As it relates to your expected loss component, please tell us in more detail how this component is determined, and if it is determined based upon inherent losses in your portfolio as of your balance sheet date consider revising the disclosures in your future filings accordingly.
Prior to 2010, the historical loss percentages for non-impaired loans was based on a blend between industry regulatory standards and our Company’s five year loss experience. During 2010, our Company refined the calculation of the expected loss component for non-impaired loans, principally through further segmentation of the portfolio and more granular loan loss experience data reflective of the inherent losses in the portfolio. Our historical loss experience is now segmented by major call report codes utilizing the previous nine quarters to analyze future expected net charge-offs over the next twelve months. Management believes this improved analysis has given a higher degree of precision to the adequacy of our allowance for loan losses.

The expected loss component of our allowance for loan losses at September 30, 2010 was determined by calculating historical loss percentages for our major categories of loans, as disclosed on page 15, over the previous nine quarters. Management determined that the previous nine quarters were reflective of the loss characteristics of our Company’s loan portfolio during the recent two year economic downturn. These historical loss percentages were then applied to determine an expected loss requirement for the current portfolio which equates to the inherent incurred losses in the portfolio as of the balance sheet date.

While management determines the overall adequacy of the allowance for loan losses using the asset-specific calculation, the expected loss calculation, and an unallocated portion to cover factors that may not be covered by the previous two components, management considers the entire allowance for loan losses to be available to cover losses in the entire loan portfolio.
Comment 2	We note your disclosure describing your methodology for measuring loans for impairment and also your disclosure on page seven that you had approximately $34.7 million of impaired loans with a specific valuation allowance of $7.8 million and $31.8 million of impaired loans without a specific valuation allowances at September 30, 2010. As it relates to these loans and taking into consideration your disclosure on page 32 regarding your active approach to obtain current appraisals, please tell us and revise your future filings to include the following enhanced disclosures:
In future filings, as appropriate, we will include in our management discussion and analysis disclosure consistent with the foregoing.
•	The approximate amount or percentage of impaired loans for which you relied on current third party appraisals of the collateral to assist in

Division of Corporation Finance
Attn: Mr. Amit Pande

measuring impairment versus those for which current appraisals were not available;

In accordance with the Financial Accounting Standards Board (FASB) ASC Topic 310, Accounting by Creditors for Impairment of a Loan, an analysis is prepared for each impaired loan to determine the estimated amount of impairment. An existing third party appraisal or an internal evaluation may be used to support the current fair value of the impaired loan if the loan officer can document that the existing estimate is still valid and/or can be adjusted as needed for any current facts and circumstances such as knowledge of the subject property type, geographic location, general market conditions and recent sales activity. New appraisals are obtained on properties if the market has significantly deteriorated since the date of the most recent appraisal, the property is going into foreclosure, or to support a pending sale.

Management considers a current appraisal one that is dated one year or less. Impaired loans with current appraisals totaled $36,894,000, or 56%, of total impaired loans as of September 30, 2010. Impaired loans with third party appraisals dated over one year totaled $29,488,000, or 44%, of total impaired loans. Such loans receive an internal evaluation and based on existing facts and circumstances the loan officer does not believe an updated appraisal is warranted.

Management would not typically order a new third party appraisal to determine impairment for loans of $500,000 or less. Impaired loans totaling less than $500,000 at September 30, 2010, totaled $11,862,000. As mentioned above, for loans without current appraisals, impairment is measured using an existing third party appraisal and making appropriate adjustments to that value based upon our knowledge of the subject property type, geographic location, general market conditions and recent sales activity of similar properties.

•	The type(s) of appraisal typically received, such as “retail value” or “as-is” value;

For impairment calculation purposes, our Company receives “as is” appraisals because in most instances we attempt to sell the property over a normal marketing period. However, if it is our intention to dispose of the property immediately upon acquiring it, then we would usually ask for a “liquidation” value, which is typically lower than the “as is” appraisal value. A liquidation value might help us to evaluate whether to liquidate a property at a lesser value in order to avoid the cost and risk of carrying a property over a period of time.

•	The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any

Division of Corporation Finance
Attn: Mr. Amit Pande

provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

Our Company determines that a loan is a collateral dependent loan if its repayment is expected to be provided solely on the basis of the underlying collateral.

Our Company recognizes a collateral dependent loan as nonperforming when a borrower is 90 days past due unless an earlier determination is made. A current third party appraisal or internal evaluation is obtained or performed upon recognition of the collateral dependent loan as being non-performing. Once the fair value of the collateral dependent loan has been determined, any impaired amount is typically charged off unless the loan has other income streams to support repayment. For impaired loans which have other income streams to support repayment, a specific reserve is established for the amount determined to be impaired.

Once a collateral dependent loan goes past due 90 days, management reviews the credit relationship to determine if ordering a new third party appraisal is warranted. If the independent valuation has not been received by a quarterly regulatory reporting deadline, management utilizes the best information available to determine fair value. If an impairment is calculated, such an amount is included in determining the allowance for loan loss adequacy. Upon receipt of the third party appraisal, subsequent adjustments are made to the impairment calculations if necessary. To date there have been no significant time lapses in this process.

•	In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

Management re-evaluates all credit exposures that have been specifically provided for each quarter when evaluating the overall allowance for loan losses. If management determines the market for an impaired loan has significantly deteriorated from the date of the original appraisal, then an updated appraisal would typically be obtained. As noted previously, management takes into consideration facts and circumstances such as knowledge of the subject property type, geographic location, general market conditions and recent sales activity. As noted above, if the independent valuation has not been received by quarterly regulatory reporting deadlines, management utilizes the best information available to determine fair value. If an impairment is calculated, such an amount is included in determining the allowance for loan loss adequacy. Upon receipt of the third party appraisal, subsequent adjustments are made to the impairment calculations if necessary.

•	Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the

Division of Corporation Finance
Attn: Mr. Amit Pande

appraisal for any period presented. If so please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

During the periods presented, there has not been any amounts charged-off different than the impaired amount determined by the fair value of the underlying collateral other than required adjustments to net realizable value for net selling costs.

•	How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

Once an updated appraisal is received on a collateral dependent loan, the impaired amount is typically charged off and the balance remains in non-performing status. Any interest received on a cash basis during the non-accrual period is applied as a principal reduction of the loan balance. If the loan has performed for a period of time, approximately 12 months, the loan may be returned to accrual status at the loan’s current effective interest rate.

For those loans which are modified or restructured, if such loan performs for a reasonable period of time (generally 12 months or longer depending on the type of loan) under the modified terms, our Company will place the loan back on accrual status.

•	In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of collateral for these loans; and

Management uses independent appraisals as the basis for determining the fair value of a collateral dependent loan. If based on existing facts and circumstances the loan officer does not believe an updated appraisal is warranted, then an internal evaluation of the existing appraisal would be performed by an independent loan officer and adjustments made for factors that have changed since the date of the original appraisal. These adjustments would include changes in market conditions, recent sales activity of similar properties, adjustments for an accepted contract price, or liquidation value.

•	For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

Division of Corporation Finance
Attn: Mr. Amit Pande

In accordance with FASB’s ASC Topic 310, Accounting by Creditors for Impairment of a Loan, when the fair value of the collateral is greater than the recorded investment in the loan, a specific valuation allowance is generally not necessary. In some instances the net recorded investment in the impaired loan was written down (charged-off) to a level where no allowance is required leaving a net recorded investment in the loan that is supported by the underlying collateral.
Comment 3	We note your disclosure on page 33 related to your troubled debt restructured loans (TDR’s) and the fact that over 70% of TDR’s are still accruing as of September 30, 2010. Please tell us and revise your future filings to clearly and comprehensively discuss your nonaccrual policies for restructured loans. In your response and revised disclosure please include the following:
In accordance with FASB’s ASC Topic 310, Troubled Debt Restructurings by Creditors, it is our Company’s policy to consider TDR status for any loans in which concessions are made to our debtor for economic or legal reasons that we would not otherwise consider. If a concession is made and the debtor is experiencing financial difficulty, the modified loan is considered a TDR. Our Company’s policy is once a loan has been classified as a TDR it remains a TDR for the life of the loan. Our Company also includes all accruing and non-accruing TDR’s in our impaired and non-performing asset totals.

Of our Company’s accruing TDR’s at September 30, 2010, 70% of the balance is represented by one credit. This credit had a LTV value of 83% and management believes the excess collateral value was sufficient at September 30, 2010. In addition, this loan was accruing and paying consistent with its contractual terms when restructured. Management is currently evaluating the potential impact of the proposed ASU for identifying troubled debt restructurings and continues to strengthen controls for identifying TDR’s and determining specific reserve allocations.

•	Clarify if you have different policies for different loan types (e.g. real estate mortgage — commercial versus consumer);

Our Company’s policy with regards to TDR’s is the same for all loan types except for non-real estate installment loans to individuals. We typically do not modify or restructure non-real estate installment loans to individuals.

•	How you determine if the borrower has demonstrated performance under the previous terms and has shown the capacity to continue to perform under the restructured terms;

Management follows the same polices to determine the borrower’s capacity to perform under previous or restructured loan terms by monitoring the

Division of Corporation Finance
Attn: Mr. Amit Pande

borrower’s ability to pay according to the terms of the loan and loan covenants. If the loan has been modified or restructured, normally due to the borrower experiencing financial difficulty, our Company may obtain additional information from the borrower and perform additional analysis to support its ability to repay under the terms of the modified loan.

•	For TDR’s that accrue interest at the time the loan is restructured, whether you generally charge-off a portion of the loan. If you do, please tell us how you consider this fact in determining whether the loan should accrue interest. If you continue to accrue interest, tell us in detail and disclose how you concluded that repayment of interest and principal contractually due on the entire debt is reasonable assured;

Our Company generally does not charge off a portion of a loan that has been restructured unless management determines that we do not have the ability to recover the full amount. If our Company does charge off a portion of the loan, then we would put the remaining loan balance on non-accrual status until such time as the borrower can demonstrate the capacity to perform under the restructured terms. This would generally be 12 months of satisfactory performance.

Typically, TDRs are placed on non-performing status unless the loan was performing at the time of the restructuring and in that case, the TDR remains on performing status. If we continue to accrue interest on a TDR we do so based upon our analysis of the cash flow of our company and our satisfaction that there is sufficient capacity to perform. Likewise, if a loan is on nonaccrual at the time of restructuring, then it remains on nonaccrual immediately thereafter, until such time it can demonstrate that it can meet the modified terms for a reasonable period of time.

•	The total amount of TDR’s at each period end by loan type, accrual status, the amount that is considered impaired, the amount charged-off during the period and any valuation allowance at period end; and

Our Company classifies all TDRs as impaired and as noted above, accruing TDRs are carried in our nonperforming asset totals. An analysis is prepared for each loan classified as a TDR to determine if a specific reserve allocation

Division of Corporation Finance
Attn: Mr. Amit Pande

is required. The following table shows TDR balances and specific reserve allocations for each period presented.

	12/31/2009		3/31/2010		6/30/2010		9/30/2010
	Loan		Loan		Loan		Loan
(Dollars in thousands)	Balance	ALL	Balance	ALL	Balance	ALL	Balance	ALL

Accruing TDR’s
Commercial	264	64	151	7	130	9	129	8
Real estate construction — residential	—	—	—	—	—	—	—	—
Real estate construction — commercial	—	—	1,750	86	1,737	86	1,725	81
Real estate mortgage — residential	2,004	22	2,329	86	2,315	104	2,298	104
Real estate mortgage — commercial	5,923	897	4,109	377	11,816	—	11,806	81

Total	8,191	983	8,339	556	15,998	199	15,958	274

Nonaccrual TDR’s
Commercial	141	19	147	73	147	115	146	108
Real estate construction — residential	—	—	—	—	—	—	—	—
Real estate construction — commercial	—	—	—	—	—	—	2,145	—
Real estate mortgage — residential	199	—	197	—	380	43	1,310	58
Real estate mortgage — commercial	2,702	476	4,922	931	2,924	490	2,898	489

Total	3,042	495	5,266	1,004	3,451	648	6,499	655

Total TDR’s	11,233	1,478	13,605	1,560	19,449	847	22,457	929

During the second quarter three real estate mortgage — commercial properties were moved to other real estate owned. A corresponding $956,000 charge to the reserve was recognized during the process of determining fair value.

•	To the extent you track the information, quantify your TDR’s by type of concession (reduction in interest rate, payment extensions, forgiveness of principal, etc) and disclose your success/redefault rates for each type of concession.

Our Company currently does not track TDR’s by type of concession; however, generally concessions are by interest rate and payment extensions.
Comment 4	We note the continued deterioration of your credit quality during the quarter ended September 30, 2010. Please tell us and revise future filings beginning with your Form 10-K for the period ended December 31, 2010 to provide a detailed and comprehensive discussion explaining the significant observed changes in your asset quality and its resulting impact on the determined allowance for credit losses, including any significant changes to its components. Please also provide us your proposed disclosure based upon

Division of Corporation Finance
Attn: Mr. Amit Pande

the financial results for the quarter ended of September 30, 2010 taken into consideration the following:
•	Total non-performing loans have increased approximately 56% from $42.3 million as of December 31, 2009 to $65.9 million as of September 30, 2010.

•	The majority of non-performing loans as of September 30, 2010, in addition to the increases from December 31, 2009 to September 30, 2010, is primarily attributed to your real estate construction — commercial and real estate mortgage — commercial loan portfolios.

•	The ratio of non-performing loans to total loans receivables was 7.06% as of September 30, 2010 compared to 4.27% as of December 31, 2009.

•	The ratio of the allowance for loan losses to total non-performing loans was 21.18% as of September 30, 2010 as compared to 34.94% as of December 31, 2009.

•	Your allowance for loan losses was $13.9 million as of September 30, 2010. During the nine-months ended September 30, 2010 net charge-offs were $7.9 million, which represents 56% and 53% of your allowance for credit losses as of September 30, 2010 and December 31, 2009, respectively.

•	Your general allowance for loan losses (consisting of the expected loss and unallocated components) decreased from $8.4 million as of December 31, 2009 to $6.2 million as of September 30, 2010 despite the continued current economic conditions and your significant level of charge-offs experienced in 2010.

In future filings, as appropriate, we will include in our management discussion and analysis disclosure consistent with the foregoing.

The economic downturn and elevated unemployment rates in our market area have impaired the ability of our customers to make payments in accordance with contractual terms. The increase in the provision can be primarily attributed to five loan relationships. Four commercial real estate relationships were resolved through our Company’s disposition process and one commercial property’s disposition process had been halted due to delays in obtaining legal title. Three of the four commercial real estate relationships involved non-owner occupied single and multi-family housing developments which were adversely affected by low occupancy rates. The remaining significant commercial real estate loan relationship, which has gone through our Company’s disposition process, related to a newly constructed business

Division of Corporation Finance
Attn: Mr. Amit Pande

which was not able to generate sufficient cash flows to service the debt. While this particular business’ construction costs exceeded the loan balance, the liquidation value of the property resulted in a sizable deficiency. As of September 30, 2010, our Company has realized full or partial charge offs on 284 loans totaling $8,466,000 of which 47% results from the aforementioned five commercial and commercial real estate relationships.

The majority of our nonperforming loans are secured by real estate collateral. While our nonperforming loans have trended upward since 2008, the underlying collateral coverage for nonperforming loans supports the likelihood of collection of our principal, and therefore, we do not estimate a proportionate upward trend in losses.

Management has established procedures to identify impaired loans within the loan portfolio. For loans not considered impaired, a general allowance allocation is computed using factors developed over time based on actual loss experience and other qualitative factors such as employment and real estate values. The specific and general allocations represent management’s best estimate of probable losses incurred in the loan portfolio at the evaluation date. Although the allowance for loan losses is comprised of specific and general allocations, the entire allowance is available to absorb any credit losses.

The specific reserve component of our allowance for loan losses at September 30, 2010 was determined by using market prices for loans with similar collateral determined through independent appraisals, internal evaluations, or by discounting the total expected future cash flows. The general reserve component of our allowance for loan losses at September 30, 2010 was determined by calculating historical loss percentages for various loan categories over the previous nine quarters. Management determined that the previous nine quarters were reflective of the loss characteristics of our Company’s loan portfolio during the recent two year economic downturn. These historical loss percentages were then applied to the various categories of loans to determine an expected loss requirement for the current portfolio which equates to the incurred losses inherent in the portfolio as of the balance sheet date. At September 30, 2010, the specific reserve component increased $1,383,000 due to a comparable increase in the volume of impaired loans. During the same period, the general reserve component declined from $8,382,000 at December 31, 2009 to $6,156,000 at September 30, 2010 due to usage of a historical loss experience more reflective of our Company’s loss characteristics.

Prior to 2010, the historical loss percentage for non-impaired loans was based on a blend between industry regulatory standards and our Company’s five year loss experience. During 2010, our Company refined calculation of the expected loss component for non-impaired loans. Our historical loss

Division of Corporation Finance
Attn: Mr. Amit Pande

experience is now segmented by major call report codes utilizing the previous nine quarters to analyze future expected net charge-offs. Management believes this analysis has given a higher degree of precision to the adequacy of our allowance for loan losses.
Below is our proposed disclosure based upon the financial results for the quarter ended September 30, 2010. The changes have been identified through track changes as noted below.
Provision and Allowance for Loan Losses
     The provision for loan losses increased $2,701,000 or 61.3% to $7,105,000 for the nine months ended September 30, 2010 compared to $4,404,000 for the nine months ended September 30, 2009. The current economy has contributed to the deterioration of collateral values. The economic downturn and elevated unemployment rates in our market area have impaired the ability for certain of our customers to make payments in accordance with contractual terms. The increase in the provision can be primarily attributed to loan losses for five loan relationships. Four commercial real estate relationships resolved through our Company’s disposition process and one commercial property’s disposition process has been halted due to delays in obtaining legal title. Three of the four commercial real estate relationships involved non-owner occupied single and multi-family housing developments which were adversely affected by low occupancy rates. The remaining significant commercial real estate loan relationship, which has gone through our Company’s disposition process, related to a newly constructed business which was not able to generate sufficient cash flows to service the debt. While this particular business’ construction costs exceeded the loan balance, the liquidation value of the property resulted in a sizable deficiency. For the year to date, our Company has realized full or partial charge offs on 284 loans totaling $8,466,000 of which 47% results from the aforementioned five commercial and commercial real estate relationships.
     Our Company has taken an active approach to obtain current appraisals and has adjusted the provision to reflect the amounts management determined necessary to maintain the allowance for loan losses at a level adequate to cover probable losses in the loan portfolio. Due to charge offs taken during the first nine months of 2010, the allowance for loan losses decreased to $13,954,000 or 1.5% of loans outstanding at September 30, 2010 compared to $14,797,000 or 1.5% of loans outstanding at December 31, 2009. The allowance for loan losses expressed as a percentage of nonperforming loans was 21.1% at September 30, 2010 and 34.9% at December 31, 2009.
The following table summarizes loan loss experience for the periods indicated:

Division of Corporation Finance
Attn: Mr. Amit Pande

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Dollars in thousands)	2010	2009	2010	2009

Provision for loan losses	$2,450	$1,250	$7,105	$4,404

Net loan charge-offs:
Commercial, financial, and agricultural	333	157	1,437	417
Real estate construction — residential	(1)	427	258	988
Real estate construction — commercial	—	—	101	289
Real estate mortgage — residential	306	256	3,625	948
Real estate mortgage — commercial	37	115	2,374	321
Installment loans to individuals	53	72	153	180

Total net loan charge-offs	$728	$1,027	$7,948	$3,143

     As shown in the table above, our Company experienced net loan charge-offs of $7,948,000 during the first nine months of 2010 and $3,143,000 during the first nine months of 2009. Net charge offs on commercial, financial, and agricultural loans increased $1,020,000 from September 30, 2009 to September 30, 2010, and was primarily due to three write-downs taken on two loans to reflect current collateral values. Net charge offs on real estate mortgage — residential properties increased $2,677,000 from September 30, 2009 to September 30, 2010 and was primarily due to write-downs taken on foreclosed properties, from two significant customer relationships, to reflect current collateral values. Net charge offs on real estate mortgage — commercial properties increased $2,053,000 from September 30, 2009 to September 30, 2010 and was primarily due to write-downs taken on five loans to reflect current collateral values. The ratio of annualized total net loan charge-offs to total average loans was 0.83% at September 30, 2009 compared to 0.31% at September 30, 2010.
     Nonperforming loans, defined as loans on nonaccrual status, loans 90 days or more past due and still accruing interest, and restructured troubled loans totaled $65,879,000 or 7.06% of total loans at September 30, 2010 compared to $42,347,000 or 4.27% of total loans at December 31, 2009.

Division of Corporation Finance
Attn: Mr. Amit Pande

The following table summarizes our Company’s nonperforming assets at the dates indicated:

	September 30,	December 31,
(Dollars in thousands)	2010	2009

Nonaccrual loans:
Commercial, financial, and agricultural	$1,854	$2,067
Real estate construction — residential	3,086	2,678
Real estate construction — commercial	22,580	9,277
Real estate mortgage — residential	6,457	6,692
Real estate mortgage — commercial	15,769	13,161
Installment loans to individuals	101	279

Total nonaccrual loans	49,847	34,154

Loans contractually past — due 90 days or more and still accruing:
Commercial, financial, and agricultural	—	2
Real estate mortgage — residential	73	—
Installment loans to individuals	1	—

Total loans contractually past -due 90 days or more and still accruing	74	2
Troubled debt restructured loans	15,958	8,191

Total nonperforming loans	65,879	42,347
Other real estate and repossessions	10,012	8,491

Total nonperforming assets	$75,891	$50,838

Loans	$933,456	$991,614
Allowance for loan losses to loans	1.49%	1.49%
Nonperforming loans to loans	7.06%	4.27%
Allowance for loan losses to nonperforming loans	21.18%	34.94%
Nonperforming assets to loans and foreclosed assets	8.04%	5.08%

     It is our Company’s policy to discontinue the accrual of interest income on loans when the full collection of principal or interest is in doubt, or when the payment of principal or interest has become contractually 90 days past due unless the obligation is both well secured and in the process of collection. Subsequent interest payments received on such loans are applied to principal reduction if any doubt exists as to the collectibles of such principal; otherwise, such receipts are recorded as interest income on a cash basis. Interest on nonaccrual loans, which would have been recorded under the original terms of the loans, was approximately $1,874,000 and $1,152,000 for the nine months ended September 30, 2010 and 2009, respectively. Approximately $11,000 and $42,000 was recorded as interest income on such loans for the nine months ended September 30, 2010 and 2009, respectively.
     Total non-accrual loans at September 30, 2010 increased $15,693,000 from December 31, 2009. The increase resulted primarily from an increase of $13,303,000 in real estate construction - commercial non-accrual loans. This increase primarily represents four commercial customers with balances totaling $15,886,000. Although our non-accrual loans significantly increased from $34,154,000 at December 31, 2009 to $49,847,000 at September 30, 2010, total impaired loans decreased $7,384,000.

Division of Corporation Finance
Attn: Mr. Amit Pande

     Loans past due 90 days and still accruing interest increased $72,000 from December 31, 2009 to September 30, 2010. Foreclosed real estate and other repossessions increased $1,521,000 to $10,012,000. At September 30, 2010, loans classified as troubled debt restructured loans (TDRs) totaled $22,457,000, of which $6,499,000 was on non-accrual status and $15,958,000 was on accrual status. At December 31, 2009, loans classified as TDRs totaled $11,233,000, of which $3,042,000 was on non-accrual status and $8,191,000 was on accrual status. The increase in TDR loans is primarily reflected by one large hotel credit of $11,091,000. TDRs which remain on accrual status consist of those loans which are performing within their restructured terms.
     The ratio of nonperforming loans to loans increased from 4.27% at December 31, 2009 to 7.06% at September 30, 2010. Our Company has experienced an increase in its loan delinquencies much like the rest of the banking industry as current economic conditions negatively impact our borrowers’ ability to keep their debt payments current.
     The increase in the levels of charge offs has contributed to the decrease in the ratio of allowance for loan losses to nonperforming loans from 41.11% at September 30, 2009 to 34.94% at December 31, 2009, and to 21.18% at September 30, 2010. The majority of our nonperforming loans are secured by real estate collateral. While our nonperforming loans have trended upward since 2008, the underlying collateral coverage for nonperforming loans supports the likelihood of collection of our principal, and therefore, we do not estimate a proportionate upward trend in losses. Management believes that based on detailed analysis of each nonperforming credit and the value of any associated collateral that the allowance for loan losses at September 30, 2010 is sufficient to cover probable incurred losses in the nonperforming loans.
     The fair value of impaired loans are generally based on market prices for loans with similar collateral determined through independent appraisals, the fair value of the collateral for a collateral-dependent loan, or by discounting the total expected future cash flows. Once the fair value of collateral has been determined and any impairment amount calculated, a specific reserve allocation is made. At September 30, 2010, $7,798,000 of our Company’s allowance for loan losses was allocated to impaired loans totaling approximately $66,483,000 compared to $6,415,000 of our Company’s allowance for loan losses was allocated to impaired loans totaling approximately $73,877,000 at December 31, 2009. Based on detailed analysis of all impaired loans, management has determined that $31,767,000, or 48%, of impaired loans require no reserve allocation at September 30, 2010 compared to $47,572,000, or 64%, at December 31, 2009. Management believes the excess value in the collateral was sufficient at September 30, and December 31, and these loans did not require additional reserves.
     In addition to nonaccrual loans and TDRs at September 30, 2010 included in the table above, which were considered impaired, management has identified additional loans totaling approximately $678,000 which were not included in the table above but are considered by management to be impaired compared to $31,522,000 at December 31, 2009. Management has allocated $524,000 of reserves for these credits at September 30, 2010.
     As of September 30, 2010 and December 31, 2009 approximately $18,640,000 and $15,944,000, respectively, of loans not included in the table above have been classified by management as having more than normal risk which raised doubts as to the ability of the borrower to comply with present loan repayment terms. The $2,696,000 increase in classified

Division of Corporation Finance
Attn: Mr. Amit Pande

loans is the result of several borrowers who have experienced cash flow problems as well as some deterioration in collateral value. Management elected to allocate non-specific reserves to these credits based upon the inherent risk present.
     The allowance for loan losses is available to absorb probable incurred loan losses regardless of the category of loan to be charged off. The allowance for loan losses consists of asset-specific reserves, and reserves based on expected loss estimates.
     The asset-specific component applies to loans evaluated individually for impairment and is based on management’s best estimate of proceeds from liquidating collateral. The actual timing and amount of repayments and the ultimate realizable value of the collateral may differ from management’s estimate.
     The expected loss component is determined by applying percentages to pools of loans by asset type. These percentages are determined by using historical loss percentages. These expected loss estimates are sensitive to changes in delinquency status, realizable value of collateral, and other risk factors.
     The unallocated portion of the allowance is based on management’s evaluation of conditions that are not directly reflected in the determination of the asset-specific component and the expected loss component discussed above. The evaluation of inherent loss with respect to these qualitative conditions is subject to a higher degree of uncertainty because they may not be identified with specific problem credits or portfolio segments. Conditions evaluated in connection with the unallocated portion of the allowance include general economic and business conditions affecting our key lending areas, credit quality trends (including trends in substandard loans expected to result from existing conditions), collateral values, specific industry conditions within portfolio segments, bank regulatory examination results, and findings of our internal loan review department.
     The underlying assumptions, estimates and assessments used by management to determine these components are continually evaluated and updated to reflect management’s current view of overall economic conditions and relevant factors impacting credit quality and inherent losses. Changes in such estimates could significantly impact the allowance and provision for credit losses. Our Company could experience credit losses that are different from the current estimates made by management.

Division of Corporation Finance
Attn: Mr. Amit Pande

The following table is a summary of the allocation of the allowance for loan losses as of the dates indicated:

	September 30,	December 31,
(Dollars in thousands)	2010	2009

Allocation of allowance for loan losses at end of period:
Commercial, financial, and agricultural	$2,123	$2,773
Real estate construction — residential	995	348
Real estate construction — commercial	3,875	1,740
Real estate mortgage — residential	2,700	3,488
Real estate mortgage — commercial	3,259	4,693
Installment loans to individuals	262	380
Unallocated	740	1,375

Total	$13,954	$14,797

The following table is a summary of the general and specific allocations within the allowance for loan losses:

	September 30,	December 31,
(Dollars in thousands)	2010	2009

Allocation of allowance for loan losses at end of period:
Specific reserve allocation for impaired loans	$7,798	$6,415
General reeserve allocation for all other non-impaired loans	6,156	8,382

Total	$13,954	$14,797

     Management has established procedures that result in specific allowance allocations for any estimated inherent incurred loss. For loans not considered impaired, a general allowance allocation is computed using factors developed over time based on actual loss experience. The specific and general allocations represent management’s best estimate of probable losses contained in the loan portfolio at the evaluation date. Although the allowance for loan losses is comprised of specific and general allocations, the entire allowance is available to absorb any credit losses.
     The specific reserve component of our allowance for loan losses at September 30, 2010 was determined by using market prices for loans with similar collateral determined through independent appraisals, internal evaluations, or by discounting the total expected future cash flows. The general reserve component of our allowance for loan losses at September 30, 2010 was determined by calculating historical loss percentages for various loan categories over the previous nine quarters. Management determined that the previous nine quarters were reflective of the loss characteristics of our Company’s loan portfolio during the recent two year economic downturn. These historical loss percentages were then applied to the various categories of loans to determine an expected loss requirement for the current portfolio. At September 30, 2010, the specific reserve component increased $1,383,000 due to a comparable increase in the volume of impaired loans. During the same period, the general reserve component declined from $8,382,000 at December 31, 2009 to $6,156,000 at September 30, 2010 due to usage of a

Division of Corporation Finance
Attn: Mr. Amit Pande

historical loss experience more reflective of our Company’s loss characteristics. Prior to 2010, the historical loss percentage for non-impaired loans was based on a blend between industry standards and our Company’s five year loss experience.
     At September 30, 2010, management allocated $13,214,000 of the $13,954,000 total allowance for loan losses to specific loans and loan categories and $740,000 was unallocated. At December 31, 2009, management allocated $13,422,000 of the $14,497,000 total allowance for loan losses to specific loans and loan categories and $1,375,000 was unallocated. The decrease in the portion of the allowance for loan losses related to non asset-specific reserves is the result of management analyzing and assessing this portion of the allowance for loan losses on a more detailed level by homogeneous loan categories for loans not considered impaired. Such analysis measured reserve requirements based on historical loss experiences of loans in those individual categories and therefore provided a more robust reserve methodology. Such reserve methodology considers the loss experience for certain types of loans and loan grades for the past nine quarters. Given the enhancements to the methodology for historical loss experience, the unallocated reserves for certain qualitative factors have been reduced accordingly. ~~Management considers the non asset-specific portion of the allowance for loan losses at September 30, 2010 to be adequate as part of the overall reserves to cover losses in the loan portfolio not identified by specific loss methodologies.~~
     Our Company does not lend funds for the type of transactions defined as “highly leveraged” by bank regulatory authorities or for foreign loans. Additionally, our Company does not have any concentrations of loans exceeding 10% of total loans which are not otherwise disclosed in the loan portfolio composition table. Our Company does not have any interest-earning assets which would have been included in nonaccrual, past due, or restructured loans if such assets were loans.
     We hope that the above has been of assistance to you and that it is fully responsive to your comments. If you have any questions or require any further information, please call me at (660) 885-2241.

Very truly yours,
/s/ James E. Smith
James E. Smith
Chairman and CEO

cc: Mr. John Spitz